UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   The, Aries Trust
   c/o Paramount Capital Asset Management. Inc.
   787 Seventh Avenue, 48th Floor
   New York, NY  10019

2. Issuer Name and Ticker or Trading Symbol
   Genta Incorporated
   GNTA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   SEPTEMBER / 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value    |9/1/98| P  | |    12,800        | A |  $0.939   |                   |  D   |
$0.01 per share            |      |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/2/98| P  | |    12,750        | A |  $1.039   |                   |  D   |
                           |      |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/3/98| P  | |    12,770        | A |  $1.00    |                   |  D   |
                           |      |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/4/98| P  | |    12,770        | A |  $0.956   |                   |  D   |
                           |      |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/8/98| P  | |    18,900        | A |  $1.017   |                   |  D   |
                           |      |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/9/98| P  | |    18,900        | A |  $1.031   |                   |  D   |
                           |      |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/10/9| P  | |    18,900        | A |  $0.957   |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/11/9| P  | |    18,900        | A |  $0.969   |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/14/9| P  | |    21,100        | A |  $0.969   |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/15/9| P  | |    28,500        | A |  $0.969   |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/16/9| P  | |    20,000        | A |  $0.969   |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
___________________________________________________________________________________________________________________________________|

                                                                     Page 1 of 3


-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/17/9| P  | |    21,100        | A |  $0.969   |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/18/9| P  | |    21,100        | A |  $0.991   |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/21/9| P  | |    23,900        | A |  $1.00    |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/22/9| P  | |    24,000        | A |  $1.00    |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/23/9| P  | |    23,900        | A |  $0.969   |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/24/9| P  | |    24,000        | A |  $0.969   |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/25/9| P  | |    23,900        | A |  $0.969   |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/28/9| P  | |    32,000        | A |  $0.938   |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/29/9| P  | |    32,000        | A |  $0.938   |                   |  D   |
                           |8     |    | |                  |   |           |                   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/30/9| P  | |    24,300        | A |  $0.969   |10,577,063         |  D   |
                           |8     |    | |                  |   |           |                   |      |
___________________________________________________________________________________________________________________________________|


___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

See Attachment A

SIGNATURE  OF  REPORTING  PERSON
/s/Lindsay  A.  Rosenwald,  M.D.
--------------------------------------------
Lindsay  A.  Rosenwald,  M.D.,  President
Paramount  Capital Asset  Management,  Inc.,
Investment  Manager The Aries Trust
DATE
10/07/98

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                  Attachment A


                  Reporting Person:         The Aries Trust
                  Issuer:                   Genta Incorporated (GNTA)
                  Statement For:            September 1998

         Paramount Capital Asset Management, Inc. ("Paramount"), the Investment Manager to The Aries Trust (the "Trust"), is also the General Partner of the Aries Domestic Fund (the "Partnership" and, together with the Trust, the "Aries Funds"), a Delaware limited partnership, which also owns securities of the Issuer. Lindsay A. Rosenwald, M.D., is the sole shareholder of Paramount. Paramount and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Partnership and the Trust, except to the extent of their pecuniary interest therein. Pursuant to certain agreements, the Aries Funds have the right to designate a majority of the Issuer's Board of Directors, however, the Reporting Person disclaims status as a Director of the Issuer.

                                                                     Page 3 of 3